FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE S.A.: Announcement on the results of the Greek Public Offer in Greece

December 4, 2015

National Bank of Greece S.A. (the Bank) announces that, on December 2, 2015, the public offering in Greece of up to 1,000,000,000 new shares of nominal value of €0.30 and subscription price €0.30 per share (the Greek Public Offer) that will be issued in the context of the share capital increase of the Bank decided by the Extraordinary General Meeting of shareholders of the Bank on November 17, 2015, in order for the Bank to raise funds up to €4,482 million by payment in cash and contribution in kind and by abolishing pre-emption rights of existing shareholders (the Share Capital Increase), was completed.

Pursuant to the completion of the Greek Public Offer in Greece, €299,955,738.30 was raised by the Greek Public Offer out of the total amount of funds that can be raised by the Share Capital Increase (i.e. €4,482 million). Approximately 74% of the new shares offered in the Greek Public Offer (i.e. 737,411,119 new shares) were subscribed for by Greek retail investors and approxiomately 26% (i.e. 262,441,342 new shares) by Institutional Investors. It must also be noted that, according to the relevant decision of the November 17, 2015 Extraordinary General Meeting of shareholders of the Bank, the number of new shares that could be offered in the Greek Public Offer referred to an amount of up to €300 million out of the total funds that can be raised by the Share Capital Increase.

In accordance with the decision of the Bank’s Board of Directors dated December 2, 2015, the residual amount of the Share Capital Increase will be covered by the actions contemplated in the context of the In Kind Share Capital Increase, by the provision of capital support to the Bank by the Hellenic Financial Stability Fund (the HFSF), through the contribution by the latter to the Bank of ESM notes (ar. 7 par. 3 of Greek law 3864/2010) based on the allocation of the capital support provided for in the Cabinet Act no 36/2015, pursuant to which the HFSF will undertake newly issued shares and the contingent convertible bonds of Greek law 3864/2010 that the Bank will issue, as provided for by the relevant decisions of the Extraordinary General Meeting of shareholders of the Bank on November 17, 2015.

The above mentioned capital support will be provided after the implementation of the burden sharing measures that entail, in this case, the conversion of capital instruments and other eligible liabilities of the Bank that can be subject to the measures provided for by article 6a of Greek law 3864/2010, as applicable.

The certification of payment of the Share Capital Increase and the final allocation of the total number of shares that will be issued by the Share Capital Increase (the New Shares) is expected to take place on December 9, 2015.

The Bank will inform investors on the date of crediting the New Shares to the accounts of their beneficiaries and the date of commencement of trading of the New Shares on the Athens Exchange by issuing the relevant announcement, in accordance with applicable legislation.

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This release is not an offer of securities for sale in the United States.  The securities to which this release relates have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act.  There will be no public offering of the securities in the United States.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A. disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: December 4th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: December 4th, 2015

Director, Financial Division